

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Marlow Hernandez
Chief Executive Officer
Cano Health, Inc.
9725 NW 117th Ave
Miami, FL 33178

      Re: Cano Health, Inc.
            Registration Statement on Form S-3
            Filed September 2, 2022
            File No. 333-267252

Dear Dr. Hernandez:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: Audrey S. Leigh